Spring Bank Pharmaceuticals, Inc.

35 Parkwood Drive, Suite 210

Hopkinton, MA 01748

October 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Spring Bank Pharmaceuticals, Inc.

Registration Statement on Form S-4 File No. 333-248487

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Spring Bank Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-248487), as amended (the “Registration Statement”), so that it may become effective at 5:30 p.m. Washington, D.C. time on October 19, 2020, or as soon as possible thereafter.

The Company hereby authorizes Megan N. Gates, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Megan Gates at (617) 348-4443 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Megan Gates.

Very truly yours, SPRING BANK PHARMACEUTICALS, INC.

/s/ Garrett Winslow
Garrett Winslow General Counsel and Corporate Secretary

cc:	Spring Bank Pharmaceuticals, Inc.

Martin Driscoll, Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Megan N. Gates, Esq.

Melanie R. Levy, Esq.

Melissa Frayer, Esq.